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                                                         SEC FILE NUMBER 1-15178

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

                            FLETCHER BUILDING LIMITED
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                 (Translation of Registrant's Name Into English)

            810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  [X]   Form 40-F  [  ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes  [  ]   No  [X]

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FLETCHER BUILDING LIMITED

Date: 7 November 2002

                                          /s/ M C FARRELL
                                          M C FARRELL
                                          COMPANY SECRETARY
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                           DIVIDEND REINVESTMENT PLAN

AUCKLAND, 5 November 2002 - The share price used to calculate entitlements under the Fletcher Building Limited Dividend Reinvestment Plan has been set at $3.0401.

This is the weighted average sale price of the Fletcher Building shares sold on the New Zealand Stock Exchange in the five business days immediately following the dividend Record Date of 25 October 2002 as described in the Offer Document for the Dividend Reinvestment Plan.

Shareholders who have elected to participate in the Dividend Reinvestment Plan reinvest their dividends to receive additional shares, rather than cash. The new shares will be allocated on the Dividend Date, 14 November 2002. The number of Fletcher Building shares to which participants are entitled is the total of the net dividend remittance per share which would otherwise have been payable to participants, divided by 3.0401.

For New Zealand resident shareholders, full dividend withholding payment credits are attached to the dividend and no resident withholding tax is applicable.

For non-residents, the net dividend remittance per share includes the dividend withholding payment tax refund. The total amount is then subject to the 15% New Zealand non-resident withholding tax.

The Company has also successfully completed the placement of 8,414,350 ordinary shares pursuant to the underwrite of the unissued shares under the Dividend Reinvestment Plan, realising $25.6 million in total. The shares will also be issued on 14 November 2002.


Martin Farrell
Company Secretary
Phone: +64 9 525 9091
Fax: + 64 9 525 9030


End